O’Melveny & Myers LLP 400 South Hope Street 18th Floor Los Angeles, CA 90071-2899	T: +1 213 430 6000 F: +1 213 430 6407 omm.com	File Number: 933,430-08

August 25, 2017

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

John-Paul Motley D: +1 213 430 6100 jpmotley@omm.com

Re:                             Willdan Group, Inc.
Registration Statement on Form S-3
Comment Letter Dated May 15, 2017
Response Letter Dated July 25, 2017
Comment Letter Dated August 3, 2017
File No. 333-217356
Form 10-K for Fiscal Year Ended December 30, 2016
Comment Letter Dated May 15, 2017
Response Letter Dated July 25, 2017
Comment Letter Dated August 3, 2017
File No. 001-33076

Dear Mr. Ingram:

On behalf of Willdan Group, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in your letter dated August 3, 2017 (the “Comment Letter”) regarding (i) the above referenced Registration Statement on Form S-3, filed April 18, 2017 (the “Registration Statement”), (ii) the above referenced Annual Report on Form 10-K for the fiscal year ended December 30, 2016, filed March 10, 2017 (the “Form 10-K”) and (iii) the Company’s Response Letter, dated July 25, 2017 (the “Previous Response Letter”).

For your convenience, the Company’s response below is numbered to correspond to the numbered paragraph in the Comment Letter and we have repeated in italics the Staff’s comment prior to such response.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC

Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Form 10-K for Fiscal Year Ended December 30, 2016

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-9

Principles of Consolidation, page F-9

1.              We note your response to comment 2 in our letter dated May 15, 2017, where you state that you did not acquire any stock from Genesys and on page 43 where you confirm you do not own any stock of Genesys. Please tell us how you considered presenting a non-controlling interest in your consolidated financial statements and how your accounting complies with ASC 810-10-45-15 through ASC 810-10-45-15-21.

Response:

Willdan Energy Solutions, Inc., a wholly owned subsidiary of the Company (“WES”), acquired substantially all of the assets of Genesys Engineering P.C. (“Genesys”) in March 2016 (the “Genesys Acquisition”) by entering into an Asset Purchase and Merger Agreement (the “Purchase Agreement”) among the Company, WES, WESGEN, Inc. (“WESGEN”), Genesys and the selling shareholders of Genesys.

Genesys is an engineering firm that provides planning, design, project management and commissioning services for the energy and utility infrastructure of major facilities and large building complexes. As an engineering firm, Genesys is organized as a professional corporation in the state of New York, and the laws of the state of New York require all shareholders, directors and officers of Genesys to be licensed engineers. As a result of these restrictions, the Company had to complete the Genesys Acquisition in multiple steps and Genesys’s customer agreements for the performance of professional engineering services (the “Customer Contracts”) and the backlog of contracts were excluded from the assets purchased by WES.

Prior to completion of the Genesys Acquisition, WESGEN had been formed with a sole shareholder who was a licensed engineer in New York (the “Shareholder”). The Shareholder, who is also an employee of the Company, provided nominal consideration of $100 for her equity in WESGEN. Prior to the completion of the Genesys Acquisition, WESGEN, the Shareholder and WES entered into a Succession Agreement and an Administrative Services Agreement (the “Services Agreement”), as further described below.

Immediately after completion of the Genesys Acquisition, WESGEN merged with and into Genesys, with Genesys as the surviving entity. The shares of the prior shareholders of Genesys were cancelled and the Shareholder became the sole shareholder of Genesys because of the merger between WESGEN and Genesys. In addition, the Shareholder became the sole director of Genesys. Genesys assumed all the rights and obligations of WESGEN under both the Succession Agreement and Services Agreement.

The Succession Agreement, among other things, provides for the immediate transfer of the shares held by the Shareholder and the removal of the Shareholder as a director and officer of Genesys upon the occurrence of a Succession Event (as defined in the Succession Agreement, a “Succession Event”). A Succession Event includes the termination of the Shareholder’s employment with Genesys for any reason, the termination of the Succession Agreement or Services Agreement by WES that is the result of action or inaction by the Shareholder, the failure of the Shareholder to meet her requirements for share ownership under the Succession Agreement, including the maintenance of an active license as a professional engineer in the state of New York, and certain other events. Upon a Succession Event, all of the shares of Genesys held by the Shareholder shall automatically be deemed to be transferred to a qualified buyer chosen by a designee of WES that is an engineer licensed in the state of New York. The Succession Agreement requires that the qualified buyer must pay $100 for the shares of Genesys held by the Shareholder, which is the same amount as the Shareholder contributed for the shares held by her. The Succession Agreement provides that the Shareholder may not transfer her shares in Genesys for any reason other than upon a Succession Event occurring, and then only in accordance with the provisions of the Succession Agreement that require a designee of WES to select a qualified buyer for the shares. The Succession Agreement also provides that the Shareholder must elect herself as the sole director of Genesys and must remain licensed as a professional engineer in the state of New York. In addition, the Shareholder agrees that Genesys will be managed by officers that are approved by a designee of WES. Upon a Succession Event, the Shareholder must resign as a director and officer of Genesys.

Under the Services Agreement, WES provides Genesys with ongoing administrative, operational and other non-professional support services to Genesys to permit the licensed professional engineers of Genesys to devote their efforts on a concentrated and continuous basis to the rendering of professional engineering services to the customers of Genesys.

Genesys pays WES a service fee (the “Service Fee”), which consists of all of the costs incurred by WES to provide the administrative services to Genesys plus ten percent of such costs, as well as any other costs that relate to professional service supplies and personnel costs. WES can also be considered for a bonus incentive from time to time at the discretion of Genesys. As discussed further below, as a result of the Service Fee, the expected cash flows to be generated by Genesys after payment of its expenses are expected to flow through solely to WES because the cash flows of Genesys have been and are expected to continue to be insufficient to pay the entire amount of the Service Fees to WES.

Management of the Company considered whether there would be any noncontrolling interest related to the consolidation of Genesys at the time of the Genesys Acquisition and concluded there was no noncontrolling interest for the following reasons:

1.              The total equity investment at risk, $100, is not sufficient to permit Genesys to finance its activities without additional financial support provided by other parties, and the Shareholder has no obligation to make any additional contributions to, or guarantee any indebtedness of, Genesys.

The sole capital investment of the Shareholder in Genesys (formerly WESGEN) was $100, and the nominal amount of such equity investment is not sufficient to permit Genesys to finance its ongoing activities. Further, the Company must advance the operating costs on behalf of Genesys and defer Genesys’s obligation to pay the Service Fee to the Company if Genesys has insufficient cash from the revenue generated by its Customer Contracts when the Service Fee is due. Because no other party, including the Shareholder, provides financial support to Genesys or has any obligation to do so, Genesys relies on the ability of WES to advance costs and defer Service Fees when Genesys does not have sufficient cash flows to make these payments.

2.              WES has the obligation to absorb the expected losses of Genesys through its deferral of the Service Fees payable to WES under the Services Agreement when Genesys has insufficient cash flow.

The Company has determined that WES has the obligation to absorb the losses of Genesys. Genesys must pay the Service Fee to WES under the Services Agreement from Genesys’s available cash. To the extent that Genesys has insufficient cash flow to pay the full amount of the Service Fee to WES, such shortfalls may be deferred by WES and will accrue interest per annum at the prime rate, as published in the Wall Street Journal on the date such shortfall originates, plus 4%. The Company has, since completion of the Genesys Acquisition, deferred a portion of the Service Fee owed to WES by Genesys and accordingly has, since completion of the Genesys Acquisition, absorbed the losses of Genesys.

3.              Genesys has not generated any profits after paying the Service Fee to WES since the Genesys Acquisition was completed and the Company expects these shortfalls to continue for the foreseeable future, which means there would be no expected residual return to the Shareholder.

Since entering into the Services Agreement in February 2016, the Company has deferred a portion of the Service Fee owed to it by Genesys. The Company expects these shortfalls to continue for the foreseeable future, and as noted above, neither the Shareholder nor any other party is obligated to, or has provided, additional capital into Genesys.

If, over time, the amount of the deferred portion of the Service Fee has become unacceptable and WES determines that Genesys is not reasonably likely to repay a sufficient amount of the accumulated deferred portion of the Service Fee, WES can discontinue its services and terminate the Services Agreement. In such case, WES could seek to foreclose on the collateral granted to WES under the Services Agreement. Genesys has pledged substantially all of its assets for its obligations under the Services Agreement, which assets consist primarily of the accounts receivable of Genesys. In the event of a termination of the Services Agreement, the entire deferred portion of the Service Fee would then become due. The Company has determined that if WES had, at any time since entry into the Services Agreement to the present, enforced its security interests in the assets of Genesys, the cash generated from those assets would not have been sufficient to cover the entire deferred portion of the Service Fee. Following any such foreclosure, the expected losses of Genesys would be permanently absorbed by WES because the collateral would not be sufficient to cover all obligations owed by Genesys to the Company, and there would be no further recourse. As a result, if the Services Agreement were terminated, no equity value would remain in Genesys and there would be no expected residual returns to the Shareholder.

As a result of the above, management of the Company has determined there is no noncontrolling interest attributable to the Shareholder in its consolidated financial statements under ASC 810-10-45-15 through ASC 810-10-45-15-21, because the Shareholder does not have more than a nominal amount of equity investment at risk, WES absorbs all expected losses of Genesys through its deferral of the Service Fee and the Company believes Genesys will continue to have a shortfall on payment of its Service Fees for the foreseeable future, leaving no expected residual returns for the Shareholder.

The Company will expand its current disclosures regarding its consolidation of Genesys in its future periodic reports, including its Form 10-Q for the quarter ending September 29, 2017 and its Form 10-K for the year ending December 29, 2017, to include language similar to the following:

Footnote 1 — Principles of Consolidation

As of June 30, 2017, the Company had one variable interest entity (“VIE”) — Genesys Engineering, P.C. (“Genesys”). Pursuant to New York law, the Company does not own capital stock of Genesys and does not have control over the professional decision making of Genesys’ engineering services. The Company, however, has entered into an administrative services agreement with Genesys pursuant to which Willdan Energy Solutions (“WES”), the Company’s wholly-owned subsidiary, will provide Genesys with ongoing administrative, operational and other non-professional support services. The Company manages Genesys and has the power to direct the activities that most significantly impact Genesys’s performance, in addition to being obligated to absorb expected losses from Genesys. Accordingly, the Company is the primary beneficiary of Genesys and consolidates Genesys as a VIE.

Management also concluded there is no noncontrolling interest related to the consolidation of Genesys because management determined that (i) the Shareholder of Genesys does not have more than a nominal amount of equity investment at risk, (ii) WES absorbs the expected losses of Genesys through its deferral of Genesys’s service fees owed to WES and the Company has, since entering into the administrative services agreement, had to continuously defer service fees for Genesys, and (iii) the Company believes Genesys will continue to have a shortfall on payment of its Service Fees for the foreseeable future, leaving no expected residual returns for the Shareholder. For more information regarding Genesys, see Note 2 “Business Combinations.”

Footnote 2 — Business Combinations

Genesys continues to be a professional corporation organized under the laws of the State of New York, wholly-owned by one or more licensed engineers. Pursuant to New York law, the Company does not own capital stock of Genesys. The Company has entered into an agreement with the post-Closing Date owners of Genesys pursuant to which such owners will be prohibited from selling, transferring or encumbering their ownership interest in Genesys without the Company’s consent. Notwithstanding the Company’s rights regarding the transfer of Genesys’ stock, the Company does not have control over the professional decision making of Genesys’ engineering services. The Company has entered into an administrative services agreement with Genesys pursuant to which WES will provide Genesys with ongoing administrative, operational and other non-professional support services. As a result of the administrative services agreement, the Company absorbs the expected losses of Genesys through its deferral of Genesys’s service fees owed to WES.

*****

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley
of O’MELVENY & MYERS LLP

cc:                                Stacy B. McLaughlin, Chief Financial Officer, Willdan Group, Inc.